Room 4561

November 15, 2006

David Herbst, Manager
Bootheel Agri-Energy, LLC
1214 Linn Street
Sikeston, MO 63801

> **RE:** **Bootheel Agri-Energy, LLC.**
> **Registration Statement on Form SB-2/A**
> **File No. 333-136915**
> **Filed on November 14, 2006**

Dear Mr. Herbst:

We have completed a preliminary reading of your amended registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. In this regard, your registration statement does not appear to contain updated financial statements as required by Item 310(g) of Regulation S-B and Form SB-2. For this reason, we will not perform a detailed examination of the amended registration statement and we will not issue any comments until this material deficiency is addressed.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Any questions regarding the accounting comments may be directed to Christine Davis at (202) 551-3408. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:    Gregory G. Johnson, Esq.
       by facsimile at (816) 374-3300